ABR First Capital LLC

Promissory Notes

USD $107,000

Maximum Offering: USD $107,000*
Target Offering: USD $1,070

Minimum Subscription: USD $107

THIS OFFERING STATEMENT IS AN EXHIBIT TO, IS A PART OF, AND SHOULD BE READ IN CONJUNCTION WITH, THE COMPANY'S FORM C AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION WHICH FORM C IS INCORPORATED INTO THIS COVER PAGE BY REFERENCE AS IF FULLY SET FORTH.

FOR MORE INFORMATION, PLEASE CONTACT THE COMPANY'S DESIGNATED REGISTERED FUNDING PORTAL OR DESIGNATED INTERMEDIARY:

Silicon Prairie Portal & Exchange, LLC

The effective date of this Offering Statement is October 15, 2020

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

ABR First Capital LLC, a Texas limited liability company ("we", "us", "our", the "Issuer", or the "Company"), is offering these securities pursuant to available exemptions from registration claimed under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to Regulation Crowdfunding promulgated by the U.S. Securities and Exchange Commission (the "SEC" or "Commission") as authorized under Title III of the Jumpstart Our Business Startups Act of 2012, as amended (the "JOBS Act").

Accordingly, the Company will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding in the event:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act");

---

* May be expanded up to USD $1,070,000 in the Company's sole discretion, and/or up to USD $4,070,000 in the event the Regulation Crowdfunding 12-month maximum aggregate offering cap is increased to USD $5,000,000 by the SEC, in which case the Company's Form C and this Offering Statement will be updated and/or supplemented.

(2) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, the annual reports required pursuant to Regulation Crowdfunding for at least the three most recent years and has total assets that do not exceed USD $10,000,000;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

The Company's filings and reports pursuant to Regulation Crowdfunding may be viewed online at www.sec.gov.

IMPORTANT NOTICES ABOUT THE INFORMATION PRESENTED IN THIS OFFERING STATEMENT

This document is our Offering Statement (this "Offering Statement") to be presented to potential investors as part of the Company's Form C as filed with the Commission pursuant to Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. This Offering Statement is not to be used for any other purpose or in any other context. This Offering Statement has been prepared for the sole purpose of providing certain information regarding an investment in the Securities of the Company by investors who qualify under Regulation Crowdfunding. It does not purport to be complete and is subject to change, correction, amendment and/or supplementation.

THIS OFFERING OF SECURITIES IS BEING MADE IN RELIANCE UPON ONE OR MORE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND U.S. STATE SECURITIES LAWS. THIS OFFERING STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY IN ANY STATE OR OTHER JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION AND MAY NOT BE USED IN ANY STATE OR OTHER JURISDICTION IN WHICH AN OFFER OR SOLICITATION OF SECURITIES IS NOT AUTHORIZED.

STATEMENTS IN THIS OFFERING STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS STATED OTHERWISE, AND NEITHER DELIVERY OF THIS OFFERING STATEMENT AT ANY TIME, NOR ANY SALES HEREUNDER, SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE BUSINESS, FINANCIAL CONDITION OR PROSPECTS OF THE COMPANY SINCE THE DATE HEREOF AND/OR THE DATES REFERRED TO HEREIN. IN ADDITION, THE COMPANY IS UNDER NO OBLIGATION TO UPDATE THE INFORMATION PRESENTED HEREIN.

PROSPECTIVE INVESTORS SHOULD NOT CONSTRUE THE CONTENTS OF THIS OFFERING STATEMENT AS LEGAL, TAX OR INVESTMENT ADVICE. LEGAL COUNSEL, ACCOUNTANTS OR INVESTMENT ADVISORS HAVE NOT BEEN ENGAGED BY THE COMPANY OR ITS AFFILIATES ON BEHALF OF PROSPECTIVE INVESTORS. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT THEIR OWN LEGAL COUNSEL, ACCOUNTANT OR INVESTMENT ADVISOR AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR CONTEMPLATED INVESTMENT IN THE COMPANY'S SECURITIES. IN PROVIDING THIS OFFERING STATEMENT, THE COMPANY IS NOT MAKING ANY REPRESENTATION TO ANY OFFEREE OR PURCHASER OF THESE SECURITIES REGARDING THE LEGALITY OR SUITABILITY OF AN INVESTMENT THEREIN BY SUCH OFFEREE OR PURCHASER UNDER APPLICABLE LAWS. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING INCLUDING THE MERITS AND RISKS INVOLVED.

IRS Circular 230 Disclosure: To ensure compliance with U.S. Treasury Department Circular 230, Investors in the Securities are hereby notified that: (a) any discussion of U.S. Federal tax issues in this document is not intended or written by the Company to be relied upon, and cannot be relied upon by Investors in the Securities, for the purpose of avoiding penalties that may be imposed on Investors in the Securities under the U.S. Internal Revenue Code (the "Code"); (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein by the Company; and (c) Investors in the Securities should seek advice based on their particular circumstances from their own independent tax advisors.

This Offering Statement amends and restates all prior versions, if any, through the latest date shown on the cover page hereof.

By receiving this Offering Statement you agree not to transmit, reproduce or make this Offering Statement or any related exhibits or documents available to any other person or entity. Your breach of this condition may cause the Company to incur actual damages of an indeterminable amount, subjecting you to potential legal liability.

Any clerical mistakes or errors in this Offering Statement are ministerial in nature and are not a material factual misrepresentation or a material omission of fact.

As there is a relatively low minimum target offering threshold in this Offering, initial or earlier investors may bear a greater and disproportionate share of the risk factors set forth in this Offering Statement than investors who invest later or when the Company is better capitalized (See "Risk Factors").

We reserve the right to withdraw this Offering at any time and for any or no reason without notice.

We also reserve the right to issue securities of any kind at any time on terms other than the terms set forth in the Offering Statement, including, but not limited to, entering into one or more side-letters materially adjusting such terms.

This Offering Statement does not constitute an offer in any jurisdiction or to any person to whom it is unlawful to make such an offer in such jurisdiction.

An offer may be made only through the Company's registered funding portal and/or other designated intermediary and must be accompanied by a copy of this Offering Statement including Form C and all Exhibits. No other person has been authorized to give you any other information or make any representations other than those contained in this Offering Statement. If you receive other information, do not rely on it.

Our affairs may have changed materially since the date on the cover of this Offering Statement. Neither delivery of this Offering Statement nor any transactions made hereunder shall, under any circumstances, create an implication that there has been no material change in our affairs since that date.

You and/or your advisors and representatives may ask questions of, and receive answers from, our Management concerning the terms and conditions of this Offering Statement as well as our overall objectives. We also will endeavor to provide you with any additional information, to the extent we possess such information or can acquire it without unreasonable effort or expense, necessary to substantiate the information set forth in this Offering Statement.

Securities acquired through this Offering Statement may not be transferred without the express written permission of the Company or in the absence of an effective registration statement unless the prospective transferee establishes, to the satisfaction of the Company, that an exemption from registration is available. Any certificates evidencing ownership of securities offered hereby shall bear a restrictive legend to this effect.

The securities described herein should be considered a non-liquid, speculative investment. (See "Risk Factors").

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

EXHIBITS:

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

THE COMPANY

The name of the Issuer of the Securities described in this Offering Statement is ABR First Capital LLC, a Texas limited liability company (referred to herein as "we", "us", "our", the "Issuer", or the "Company").

ELIGIBILITY

The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended.

The Company is not ineligible to rely on the exemption available under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, please see the "Legal Proceedings" section of this Offering Statement).

The Company has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the Issuer was required to file such reports).

The Company is not a development stage company that (a) has no specific business plan, or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

To our knowledge and belief, neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

COMPANY MANAGEMENT

We will be managed by our Managers, Frank Bashore, Lee Robertson, and Ronald Elder, who between them also hold 100% of the voting equity membership interest of the Company. By way of majority vote or written consent, our Managers may appoint and/or remove, with or without cause, other managers, officers, and/or other personnel, consultants, advisors, etc., appointed from time to time by our Managers (collectively, our "Management").

Our Managers may fix the compensation of all Company Management which may include incentive compensation plans in the form of Units, etc.

The biographies of our current Management (including that of our Manager and/or its Affiliates) and/or consultants to our Management are as follows:

<u>Frank M. Bashore, President / Co-Founder</u>

Mr. Bashore co-founded Capital Active Funding, Inc., in 1995 and was appointed President in 1998. Prior to that he was co-founder and General Manager of The Mortgage and Credit Corporation, El Paso, Texas. Frank began his career in banking, with almost 20 years of experience including Vice-President of Commercial Lending and Bank Compliance Officer, Senior Commercial Lender and Credit Officer for InterFirst Bank Holding Company, Dallas, Texas and First City Bancorporation, Houston, Texas. He was also Secretary to the Board for InterFirst Bank-Chelmont, El Paso, Texas. In addition, he has served as a Small Business Loan Advocate and served on the U.S. Small Business Administration (SBA) Advisory Board. He was awarded "Financial Business Advocate of the Year" by the SBA in 1992. Frank attended the University of Oklahoma in Norman, Oklahoma (OU) and holds a Graduate Degree in Finance from the Southwestern Graduate School of Banking at Southern Methodist University, Dallas Texas (SMU) and a Political Science degree from the University of Texas-El Paso (UTEP).

Ronald V. Elder, Vice-President/Co-Founder

 Mr. Elder co-founded Capital Active Funding, Inc. and was appointed Vice-President in 1995. Ron brought over 40 years of successful leadership in all aspects of marketing operations. Career started with Philip Morris and later moved to California to accept a Vice-President of Sales-Central Division position with Dole Corporation. Ron developed a reputation as a company turnaround specialist and became an independent contractor for 25 years. Ron holds a BS degree from Kent State and served in the U.S. Army for two years.

Lee Robertson, CEO, Secretary, and Treasurer

 Mr. Robertson was the Administrator for Patriot Mortgage Co., El Paso, Texas and a El Paso Mortgage Banking Firm. His Mortgage Finance experienced began in 1970.   Lee has a strong and lengthy Real Estate and Underwriting background. His educational background includes a Degree in Finance from Stanford University in 1969 and earned an Associate Degree from the School of Mortgage Banking at Northwestern University, Evanston, Illinois in 1972. Mr. Robertson founded and formed ABR Capital Funding, Inc. and has served as it's C.E.O. since in its inception.

* * * * *

 We intend to recruit additional officers, managers, consultants, advisors, and other key personnel as we continue to grow. Consequently, the above list is subject to change and supplementation from time to time without notice.


PRINCIPAL SECURITY HOLDERS


 The following table provides the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power:

Name of Holder (1)	Number and Class of Securities Now Held (1)	Percentage of Voting Power Prior to Offering (1)
Frank M. Bashore	100 Units of Membership Interest	33.3333%
Ronald V. Elder	100 Units of Membership Interest	33.3333%
Lee Robertson	100 Units of Membership Interest	33.3333%

FOOTNOTES TO TABLE:

 (1) To the Company's best knowledge and belief, the information provided in the referenced table is/was current as of a date that is no more than 120 days prior to the date of filing of this Offering Statement. To calculate total voting power, the table includes all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they have been included in the table as being "beneficially owned". To calculate outstanding voting equity securities, we have assumed all outstanding options, if any, are exercised and all outstanding convertible securities, if any, are converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Company Overview

ABR First Capital LLC, a Texas limited liability company ("we", "our", "us", the "Issuer", or the "Company") intends to engage in providing accounts receivable financing or "factoring" services to our customers.

We have developed a business lending model that provides an alternative source of financing for companies and other business enterprises. We are a financing solution for businesses and have developed a revolutionary secure lending program that we believe all types of businesses have long been waiting for.

Through our relationship with our diversified lending partner, Capital Active Funding, Inc. ("CAFI") and/or other Affiliates such as ABR Capital Funding, Inc. and/or other third-party finance companies, we're able to remove the banking regulations that borrowers are often faced with. For example, through our Invoice-Based Line of Credit program, we can provide funds to business owners enabling them to pursue government contracts or other business objectives.

Industry Overview

The history of the U.S. banking industry spans back as far as the creation of our nation in the late 18th century. Since the Bank of North America was founded in 1781, banks have continued to be established on both public and private levels – serving commercial, retail, investment, and even government needs. Though mostly inactive and unexciting in its early days, the industry has undergone changes in recent decades. These changes are rooted in a number of factors, including the global trend towards investment banking deregulation and technological innovations (specifically internet and mobile banking). The facts below amplify the current state of and trends within the banking industry, and provide support to this outstanding investment opportunity: The large number of banking options points to a very profitable industry with many options. According to the FDIC, there were 8,330 insured banking institutions in the U.S. during September of 2020.*

These banking institutions control a large portion of the U.S. economy. FDIC statistics also show that the insured institutions held a total of $15.8 trillion in assets in September of 2015, and loaned out more than $8.64 trillion in total.† In terms of raw profit, banking is a great business to be in. 95% of all insured institutions were profitable during the September 2015 quarter, also according to FDIC statistics.‡

Banks are seeing a sharp decrease in non-performing loans. Shares of non-performing loans in the U.S., or those with 90 days or more past due or nonaccrual, are returning to pre-recession levels. According to Statista, only .89% were non-performing in 2019 – down from 5.3% in 2010.§

Despite this, the banking industry is not providing ample support to U.S. businesses. According to a survey of four Federal Reserve Banks, business owners get turned down for their requested loan amount approximately 80% of the time – with only half receiving any funds at all.** A significant factor in this is tightened regulations since the recession. Though the investment banking landscape is experiencing global deregulation, business regulations have headed in the other direction. *The Lending Mag* reports that the total dollar volume of traditional bank loans to businesses has declined by 20% since the recession began.††

We believe the customers CAFI is serving are readily available. According to the Bureau of Labor, 7.2 million Americans were employed in the construction industry as of early 2019 – up significantly from 6.8 million just a year prior.‡‡ Mortgage statistics reflect an opportunistic marriage of our industry and the construction companies CAFI serves. The Bureau of Labor also

---

* https://www.fdic.gov/bank/statistical/stats/2020jun/industry.pdf accessed October 8, 2020.
† Ibid.
‡ Ibid.
§ https://www.statista.com/statistics/211047/percentage-of-non-performing-loans-held-by-us-banks/ accessed October 8, 2020.
** http://thelendingmag.com/banks-not-lending-to-small-business/ accessed October 8, 2020.
†† Ibid.
‡‡ https://www.plunkettresearch.com/industries/banking-mortgages-market-research/ accessed October 8, 2020.

reports that there was $13.4 trillion in all outstanding mortgage debt in the U.S. by the end of 2014 – up from $13.2 trillion in 2013 (includes homes and commercial projects).*

Our particular type of lending is experiencing a spike in activity. According to the Commercial Finance Association, asset-based lending credit line commitments, which is the Company's niche, amounted to $218.3 billion in 2015 – a 7% growth from the previous year.†

Market Trends and Developments

We believe the Dallas and Phoenix markets are ideal locations for CAFI to launch its business efforts within. The two Southwestern U.S. cities are large, have growing populations, and allows CAFI to leverage already-established business relationships. Our executive teams have developed in-depth knowledge of the markets' financial activity, behavior, and trends. Not to mention, the Company and CAFI's timing also coincides with Dallas's booming economy and the multitude of large projects on deck in Phoenix.

Below, we've identified a number of facts that support these claims and prove the viability of the Dallas and Phoenix markets: Both markets are growing rapidly. According to the U.S. Census Bureau, Maricopa, Phoenix's home county, had the second-largest population increase in the U.S. in 2014 (nearly 4.1 million people total). That same year, Dallas-Fort Worth grew 7% to over 6.95 million people in their metro area (the 4th largest in the U.S.).‡ Dallas is a hub for careers and entrepreneurship. According to Forbes, Dallas ranks 10th on a list of Best Places for Business and Careers. In terms of job growth, they rank 12th.§ An increasing number of large corporations are choosing Dallas. Toyota, J.P. Morgan Chase, and Facebook are amongst the global giants building headquarters in Dallas in the coming years. The Dallas Business Journal reveals that these three projects will cost approximately $1.57 billion.**

Massive transportation projects are feeding the Dallas construction economy. The "$5 Billion Mile" and Dallas-Houston high speed rail projects have been approved for construction. Together, these two projects have a price tag of approximately $16 billion – also according to the Dallas Business Journal.††

The Arizona Department of Transportation recently opened the $1.7 billion Loop 202 South Mountain Freeway in Maricopa County to traffic. The 22-mile freeway, the state's largest highway project. According to TransportationToday, approximate cost total nearly $2 Billion.‡‡ Downtown Phoenix is experiencing a revitalization. The Downtown Phoenix Partnership also reports that ten new construction projects are underway to fill old and create new buildings in downtown Phoenix.§§ The downtown revitalization bodes well for even more projects in the future.

Market Opportunity

Credit challenges or lack of access to working capital continue to challenge many U.S. businesses. Most bank lending criteria now focus primarily on financial statements and are not driven by company assets. Because of these challenges, companies such as the Company have become the leading option to creditworthy bank customers.

Though it officially ended back in 2009, America is still feeling the deleterious effects of our most recent recession in many walks of life. One of the most recognizable issues that remains is with the Banking Industry, specifically in the area of short-term lending and all lending models. Just a decade ago, banks were comfortable with handing out money to individuals with little collateral and/or little credit history. Now, the industry has transformed into a heavily-regulated conservative rock. Regulators have placed a number strict criteria on banking institutions, making it very difficult for potential borrowers to get the short-term loans they need.

---

* Ibid.

† http://community.cfa.com/home accessed May 17, 2017.

‡ http://www.census.gov/ accessed May 17, 2017.

§ http://www.forbes.com/best-places-for-business/list/#tab:overall accessed May 17, 2017.

** http://www.bizjournals.com/dallas/news/

†† Ibid.

‡‡ https://transportationtodaynews.com/news/16553-arizona-opens-loop-202-south/ accessed October 8, 2020.

§§ https://dtphx.org/2018/07/20/10-downtown-phoenix-development-projects-to-watch/ accessed October 8, 2020.

No group is feeling this short-term lending squeeze more than businesses. With our technological revolution in full swing, businesses and startups should be thriving; but instead, many are struggling and failing. Rather than getting the funds they need to scale growth, hire needed personnel, and manufacture products, these promising companies are struggling to find lending banks or are losing lines of credit altogether. This lack of financial support from the lenders they used to be able to count on is causing businesses to suffer, and, in turn, is keeping our economy down.

Though no industry is immune from this business avoidance, the construction industry has suffered as much as any. Both sides of the equation have contributed to this. On one side, the banks are historically known for a lack of expertise when it comes to the construction industry – keeping them naturally cautious. On the other side, the fragmented nature of and high turnover associated with the industry makes many borrowers unattractive. Combining these two factors with the stern regulations has led to banks having no intention to service the construction industry. This fact is quite unfortunate, as infrastructural needs are booming all over the U.S.. Commercial, residential, and road construction projects are in dire need of funding in many major markets. Two of the most glaring are Dallas, Texas and Phoenix, Arizona, which are amongst the fastest growing metro areas in the U.S.. The slates in these two markets, and many others, are full with both major and minor construction projects. The industry should be a money-making machine for many parties – but cautious banks are holding them back. A non-regulated, reliable lending solution like the Company could do wonders for this situation.

Strategic Relationships: Capital Active Funding, Inc. ("CAFI")

The Company seeks to provide long-term funding solutions for our Affiliate, Capital Active Funding, Inc. ("CAFI"), which in turns markets and services its present and future clientele. The short-term lending solution that CAFI offers business owners in Dallas and Phoenix – and beyond – have been clamored for. CAFI services small to medium-sized businesses, giving them a direct line to the funding they desperately seek. Through a relationship with our diversified lending client, we're able to remove the banking regulations that borrowers are often faced with. For example, through our Invoice-Based Line of Credit program, we can provide funds to business owners enabling them to pursue government contracts or other business objectives. With this financial flexibility, hard-working business owners will now have the ability to pursue larger projects, hire more skilled workers, and do other things that fuel their growth. CAFI is an asset-based lender – qualifying their customers not by their financial statements but instead on the contracts they are awarded and work completed and approved for payment. CAFI lends money on progress invoices with a tested joint check agreement between their customers and the account debtors, who promise to repay CAFI directly within a specified period of time. This model has been tested and proven during all of CAFI's 22 years in business.

CAFI is looking to take things further with a less-risky approach – which is why a partnership with us made perfect sense. The long term debt we raise is lent to them, which is then lent to businesses. To this end, we're a short-term asset-based lending company with very little risk that turns money every 60 days on average. Because of our relationship with CAFI, we're able to operate in an unregulated industry. This allows both of us to be much more aggressive, placing our full reliance on the assets we lend money on. Armed with this valuable competitive advantage, our primary goal is to be purely a Lender to CAFI and other similar businesses down the road – allowing them to minimize risk by taking on short-term debt rather than long-term debt. The Company-CAFI partnership is setting out to service the commercial construction and service industries. We're lending contractors and other construction-based businesses the funds they can't get from traditional sources and allowing them to take on larger, more pressing projects. Therefore, the Company is actually making significant strides in also helping our economy. Our initial focus in these efforts are the aforementioned Dallas, Texas and Phoenix, Arizona markets – where a multitude of jobs just like this are pending. The money we're raising is giving CAFI the ability to pile up market share in these two areas while expanding even further.

Competitive Advantage

We believe the Company holds a clear, distinct competitive advantage over the aforementioned competitors. While government regulations and Federal oversight have forced all of them into highly restrictive – and customer unfriendly – banking, our company stands as a far more reliable option. the Company is unregulated, and, through CAFI, is able to get far more customers the funding they deserve. Aside from this crucial point, we've identified three more differentiating factors that give the Company increased appeal to both customers and stakeholders:

- We're teamed up with an asset-based lender.

Because of this, CAFI does not require any financial statements from its borrowers in order to qualify for its funding program. It doesn't matter how long a business has been generating revenues – CAFI instead relies on their in-depth business knowledge and the performance of the purchased asset. We reap the benefits of this structure through guaranteed invoices.

- We provide funding seekers with an unmatched solution.

    Together, the Company and CAFI get more business owners funded that any other option in the Dallas and Phoenix markets. Furthermore, we do it quickly – granting approval in as quick as 24 hours and providing lines of credit in another 24 to 48 hours.

- We provide relatively short-term strategic opportunities for our investors.

    We believe the Company and CAFI will be able to deliver lower risk and quicker liquidity than the vast majority of similar investment ventures. This is largely due to the fact that we don't lend money until the work has been completed, and rely fully on CAFI for any collections. Because of this short-term structure, we become aware of defaulting accounts much quicker than banks do; and, we can also declare repayment from CAFI.

Process and Benefits

We have teamed up with CAFI to provide short-term business loans through this remarkably simple process:

- Application – CAFI's customers, small to medium-sized construction business owners, contact CAFI for short-term financial support to complete contracted projects.

- Review – The documentation and history of the customer's asset(s) are then reviewed. Those most likely to qualify are owned by a minority, veteran, or disabled individual, or those classified as a DBE, WBE, SBA 8-A, or SBE.

- Sourcing – In the meantime, the Company is undergoing the process of sourcing funds from private lenders, which is currently taking place with an annual rate of return at 8%. Invoice creation – Once CAFI qualifies a borrower, its customer(s) creates an invoice it wants to borrow against. CAFI secures and services all of the business and pursues its own customers.

- Lending – CAFI then comes to us (the "Lender") to fulfill the invoice. the Company reviews all documentation provided by CAFI to include the verification process and joint check agreements for work completed and lends CAFI short-term funds by our sourced long-term debt. The funds we lend to CAFI is marked up a couple points (our revenue stream). CAFI lending – CAFI then lends the money to the borrower.

- Collection/Payment – CAFI collects payment from debtors, then in turn provides immediate payment back to the Company.

This unique process is mutually beneficial, accomplishing desired objectives for three different parties. These benefits are presented below:

Benefits to a CAFI customer:
- Easier access to capital than ever before;
- Not subject to banking regulations;
- Speedy approval (as quick as 24 hours);
- Able to pursue more and larger projects;
- Ability to grow workforce/hire more skilled workers; and
- Support future development plans for their company.

Benefits to CAFI:
- Able to address our nation's huge infrastructural need (great growth potential);

• Little risk (only lending when work has been completed and joint check agreements are signed and verified);
• Dealing with only one lender;
• Dealing with short-term rather than long-term debt; and
• Able to expand geographically.

<u>Benefits to the Company:</u>
• Helping grow local markets and the national economy;
• Maintaining a simple business model;
• Operating with secured loans (ties to assets); and
• Outstanding revenue potential.

Target Market and Marketing

If the growth of 2014 cited above* was mirrored during the current year, the value of our market currently sits at approximately $230.69 billion. While a wide variety of small to medium-sized businesses could benefit from this large sum, only certain ones will qualify for the Company's line of credit that it provides to CAFI. Businesses fitting any of the following criteria have the best opportunity:
• Minority-owned;
• Veteran-owned;
• Disabled-owned;
• Veteran disabled-owned;
• Have Disadvantaged Business Enterprises (DBE) classification;
• Have Women Owned (WBE) classification;
• Have Small Business Enterprise (SBE) classification;
• Native American-owned; or are
• SBA 8-A Contractors.

Geographically, CAFI is targeting businesses who meet one or more of these criteria within the Dallas, Texas and Phoenix, Arizona markets. CAFI is proud to serve a variety of service-oriented companies, including architectural firms and janitorial companies; however, the bulk of our focus is placed on construction companies. This segment serves as our primary target market. the Company's LOC program gives CAFI the ability to service these small and medium-sized construction companies the financial means and confidence to pursue larger, more profitable projects. the Company is in the very fortunate position of receiving significant marketing benefits without spending any money. CAFI, our only customer, is responsible for all marketing activities under our current agreement and serves as the bridge that brings us invoices. They possess a strong team that gets results within our aforementioned target market, relying on networking and referrals as primary marketing tactics. the Company's team will not be complacent with its own marketing efforts and will continue to reach out to other Private Lenders. We are implementing a low-cost approach that takes advantage of digital tactics; namely, social media and email. Facebook, Google+, Twitter, and LinkedIn are the four platforms we will leverage to grow our brand in the Dallas and Phoenix markets. the Company will also distribute emailed newsletters once a quarter regarding the status of our current fundraise, for both sales and branding purposes.

Company Milestones and Future Development

The Company infrastructure and business model are currently in place and operating, with the Company ready for rapid revenue growth. Upon receiving the requested funding amount, we will immediately lend it all directly to CAFI on a case by case basis (tied to individual invoices) – who will then extend it out to businesses in need. This transaction, besides generating attractive returns for the Company lenders, will also allow us to move forward with our future development plan.

The first element of our future development plan is to expand our offerings to our customers – in terms of both types of funds and the entities we lend to. This will open us up to new customer segments with a variety of investment capabilities and needs. The second element is geographic expansion, which falls naturally in line with the expansion of our offerings. We will continue to grow westward from Dallas and attempt to gain market share throughout West Texas, while expanding in Arizona and

---

* http://community.cfa.com/home accessed May 17, 2017.

other western U.S. states. We expect penetration in each new market to take place relatively quickly and with minimal interference.

In terms of prior achievements, the Company itself is a new concept and therefore does not have an extensive history of accomplishments. In teaming up with CAFI, though, we're directly associated with an organization who has built up an impressive list of achievements and a great reputation. As our only client, the impact CAFI has on our own business makes the milestones they've achieved an important element of this opportunity. Some of the more notable elements of their history can be found below:

- Multiple offices established quickly. Just three years after opening for business in July 1995, CAFI had three physical offices established in the Southwest U.S. (El Paso, Albuquerque & Phoenix).

- Large deals secured. Several of the many large-scale deals CAFI has executed was over $9 million infusion to an Epoxy Flooring Company to install flooring throughout the new AT&T Dallas Cowboy Football Stadium, Kyle Field Football Stadium at Texas A&M University and the Miami Marlins Baseball Stadium in Florida.

- Receiving and providing military support. During their first year in business, the U.S. Army quickly approved CAFI as a "Financing Institution". In the Federal Acquisition Regulation, Federal Government Contractors have the ability to assign their contracts proceeds directly to CAFI. CAFI is a "SAMS" registered with the U.S. Government giving them the ability to lend short term money on all Federal Government Projects. In addition to supporting Government Contractors, CAFI served a "Guardian Sponsor" for Dragon 6 Task Force – supporting the unit's 400 plus members and their families while it was serving their time in Afghanistan.

- Significant funding accomplishments achieved. Since opening its doors, CAFI has funded over 10,000 invoices for a total that exceeds $500 million.

- Geographic expansion underway. In September of last year, CAFI expanded to serve the needs of subcontractors in the Dallas/Fort Worth market.

* * * * *

For more information regarding the Company, our plans and objectives, please contact us at the address on the cover of this Offering Statement.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The securities described in this Offering Statement entail certain risks that investors should consider before making decision to accept the terms of this Offering. There can be no assurance that any rate of return or other investment objectives will be realized or that there will be any return of capital. While no list of risk factors can be conceived to illuminate all possible risks, you should consider the following risk factors among others in making an investment decision:

The securities being offered are speculative and involve high risk

The Promissory Notes being offered via this Offering Statement should be considered speculative involving a high degree of risk. Therefore, you should thoroughly consider all of the risk factors discussed herein. You should understand that it is possible that you could lose your entire capital contribution or investment if the Company is ultimately not successful. You should not subscribe if you are unwilling to accept the risks associated with the Company and/or its Affiliates.

This Offering Statement includes forward-looking statements

This Offering Statement includes many forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

- The actions of our competitors;

- Successful implementation of our objectives;

- The effectiveness of our management team;

- Effectiveness of the legal, economic, and business strategies employed by us;

- Economic, technological, and demographic trends affecting us; and

- The skills of our key personnel and Management.

We may not attempt to supplement this Offering Statement from time to time with new information with respect to our progress and we may not update or revise forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Statement might not occur.

You should rely only on the information contained in this Offering Statement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, do not rely on it.

We are not making an offer in any jurisdiction where such is not permitted. You should assume that the information appearing in this Offering Statement is accurate as of the date on the front cover. Our business or financial condition, the results from our operations and prospects may have materially changed subsequent to that date.

Do not rely upon any of our forward-looking statements

Although we believe that any forward-looking statements set forth herein are reasonably achievable, any such statements are not to be construed as presenting the actual financial returns which will be experienced by you or a guarantee or promise of any type that the returns will be as depicted. Rather, they merely represent our judgment, as of the date of this Offering Statement, and based on the assumptions underlying these forward-looking statements, regarding the potential future economic conditions of the Company. There will be differences between the anticipated and actual results because events and circumstances frequently do not occur as expected, and those differences may be material. Additionally, since we are a unique and novel enterprise with no operating history, it is very unlikely that our operating results for any given time period can be accurately predicted even if the overall objectives for the Company are achieved. Consequently, it is possible that you may never realize any return of or from your investment.

We may pivot

There is a distinct possibility that we may pivot away from our original objectives and strategies as outlined in this Offering Statement and embark on one or more ventures or business models that we have not yet presently contemplated.

There can be no assurance that we will be successful or will achieve our objectives

There can be no assurance that we will be successful or achieve our objectives, or, if we are successful, that any particular return on investment will be realized by you.

There can be no assurance that we will be able to obtain sufficient capital and/or financing

There can be no assurance that we will be able to obtain sufficient capital and/or financing to do so. In order to finance the development and operation of our business model the Company or one or more of our Affiliates may obtain lines of credit, additional equity investment and/or borrow.

While we may actively seek investors to obtain working capital, there can be no assurance that we will be able to do so. In such event, and if the Company or our Affiliates are unable to secure additional financing, we may be unable to grow our "sanitation-focused social impact" concept. In addition, if additional financing is necessary there can be no assurance that it can be obtained at favorable rates.

There are risks associated with our Management

The future operations of the Company could be adversely affected by future changes related to our Management and/or founders which could include, without limitation, illness, disability, or a decision to pursue other interests. While none of these events is contemplated as of the date of this Offering Statement, there can be no assurance that one or more of these events or other potential events adversely affecting the ability of the Company's officers and managers to fulfill their obligations to the Company will not occur. See the section of this Offering Statement titled "Management".

Our Management and Affiliates may have conflicts of interest

Our Management may act in a similar capacity for other unaffiliated concerns. Our Management's capability to satisfy its obligations to the Company could be adversely affected by such other involvements. Certain services to be provided to the Company, such as legal, accounting, engineering, analysis, consulting, marketing, overhead, and technical services may be performed by Affiliates or related parties of the Company's Management. Such services will be performed at rates believed to be comparable to rates charged by other independent non-affiliated concerns operating in nearby areas for similar services. However, there is the likelihood that if our anticipated activities are not ultimately profitable, that such Affiliates or related parties may still realize profits even though you do not realize the same such profit. Conflicts of interest may arise for our Management, consultants, Affiliates, and others associated with the Company by way of contract. Such individuals, either directly or indirectly, may provide like services to other concerns. In addition, certain consultants and members of our key personnel and their Affiliates are presently engaged in other companies or ventures.

Each of our Management may be engaged in other business endeavors, may commit themselves to other entities similar to those of the Company, and are not obligated to contribute any specific number of hours per week to the Company's affairs. For example, our Management are actively involved in other business concerns which operate out of the same offices or facilities as utilized by the Company. If the other business affairs of our Management require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to the affairs of the Company, which could have a negative impact on our ability to operate efficiently.

In addition, our Management may become affiliated with other entities engaged in business activities similar to those intended to be conducted by us. Additionally, our Management may become aware of business opportunities which may be appropriate for presentation to the Company as well as the other entities with which they are or may be affiliated. Due to their existing affiliations, our Management may have fiduciary obligations to present potential business opportunities to those entities before presenting them to us, which could cause additional conflicts of interest. We cannot assure you that these conflicts will be resolved in our favor.

Also, certain managers have or may have personal, family, unrelated business or other relationships with each other. Such relationships could give rise to issues not otherwise present.

Our managers and our Management will be indemnified by the Company and authorized to obtain D&O (managers and officers) liability insurance paid for by the Company.

All of these activities and factors may result in conflicts of interest.

There can be no assurance that the Company's transactions with related parties reflect the most favorable terms and conditions available to the Company

We have entered (and expect to enter) into transactions with related parties. While we believe that such transactions may reflect reasonable market terms and conditions, there can be no assurance that these transactions reflect the most favorable terms and conditions available to us.

There is no assurance that the strategies selected by our Management will be productive

There can be no assurance that the strategies chosen by our Management will be economically viable or will yield positive financial results.

We may not be able to achieve our marketing and future growth goals

Our ability to implement our business plan in a rapidly evolving market requires planning and Management. Future expansion efforts could be expensive and may strain our managerial and other resources. To manage any future growth effectively, we must maintain and enhance our processes and technology, integrate existing and new personnel, and manage expanded operations. There can be no assurance that our current and planned personnel, systems, procedures, and controls will be adequate to support our future operations or that Management will be able to hire, train, retain, motivate, and manage required personnel or that our Management will be able to successfully identify, manage, and capitalize on existing and potential market opportunities. If we are unable to manage growth effectively, our business, prospects, and general financial condition would be materially adversely affected.

Our industry is highly diverse and competitive

We may be competing with a diverse assortment of lending and finance-related concerns to attract new customers. Moreover, our business could be adversely affected by too many competitors in a given market which could adversely affect the Company. Our success, therefore, will depend in part upon our ability (i) to attract new customers, and (ii) to provide quality products or services to such customers at a value they are willing to pay for.

We have limited access to capital

We are not required to maintain any minimum level of permanent working capital reserves. To the extent that expenses increase or unanticipated expenses arise and accumulated reserves are insufficient to meet such expenses, we would be required to obtain additional funds through raising equity capital and/or borrowing, if available. Due to our limited capitalization there would be limited resources to tap in the event that we are unable to honor our financial commitments. Our ability repay any indebtedness incurred in connection with our business will depend upon net revenues realized from our operations prior to the date such amounts become due. There can be no assurance that such net revenues, if any, or other financing can be received or accomplished at a time or on such terms and conditions as will permit us to repay the outstanding principal amount of such indebtedness. Financial market conditions in the future may affect the availability and cost of equity or debt financing. In the event we are unable to raise sufficient equity capital we would be required to obtain the necessary funds through additional borrowings, if available. In such case if additional funds are not available from any source, we would be subject to the risk of selling certain assets or closing certain business endeavors. Any such occurrence may have material adverse consequences for the Company and our investors.

Because our business is narrowly focused, our business may be adversely affected by adverse conditions in our industry

Any adverse change in demand for lending and finance-related products or services, general economic conditions, significant price increases, or adverse occurrences affecting our business, including the rising cost of labor, etc., could have a material adverse effect on us and the results of our operations.

We may be subject to tort liability, consumer lawsuits, etc.

Under various U.S. federal, state, and local laws, ordinances, and regulations, as well as common law, we may be liable for alleged damages as well as related costs of investigations by regulators of our operations. Such laws could impose liability without regard to whether we knew of, or were responsible for, the alleged conditions. Noncompliance with such laws or regulations may require us to cease or alter operations.

Regional and local economic conditions may adversely affect our business

Our ability to generate revenues will be influenced by the regional and local economy, which may be negatively impacted by economic slowdowns, increased unemployment, lack of availability of consumer credit, increased levels of consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and other factors. Similarly, other conditions, such as an oversupply of, or a reduction in demand for, lending and finance-related products or services and the supply of prospective customers may affect our ability to generate revenue.

Economic conditions may have an adverse effect on our revenues and available cash

If general economic conditions worsen, people and business may be more reluctant to pay for our products and services. This would hinder our ability to implement our business strategies and have an unfavorable effect on our operations and our ability to generate revenue.

We may be liable for certain uninsured losses

Certain types of losses, such as losses arising from acts of God, pandemics, certain environmental issues or acts of terrorism or war, generally are not insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, this could drain us from any net cash flow realized from our operations. Consequently, any such losses could have a material adverse effect on our results of operations.

We have limited operating history

We have only recently been formed and are reliant upon the proceeds of this Offering to commence active business operations and lacks an operating history in operations and in business in general for that matter. As a result, we are subject to all the risks and uncertainties which are characteristic of a new business enterprise, including the substantial problems, expenses and other difficulties typically encountered in the course of establishing a business, organizing operations and procedures, and engaging and training new personnel. The likelihood of our success must be considered in light of these potential problems, expenses, complications, and delays.

We cannot forecast or predict the outcome of our activities

There is no information at this time upon which to base an assumption that our plans will materialize or prove successful. There can be no assurance that our planned endeavors will result in any operational revenues or profits in the future. This, coupled with our lack of an operating history, makes prediction of our future operating results difficult, if not impossible. Because of these reasons, you should be aware that your entire investment is at risk.

Our success is dependent on our key personnel

Our success depends on the success of our Management team and our other key personnel (see the "Management" section of this Offering Statement). Our performance and the value of the Company and its assets also depend on our ability to retain and motivate our officers and key employees. The loss of the services of any of our Management or other key employees could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our future success depends on our ability to identify, attract, hire, train, retain, and motivate other highly skilled technical, managerial, sales, marketing, and customer service personnel. Competition for such personnel is intense and there can be no assurance that we will be able to successfully attract, assimilate, and retain sufficiently qualified personnel. The failure to attract and retain the necessary technical, managerial, sales, marketing, and customer service personnel could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our Management will have broad discretion on how to use proceeds

Our Management will have broad discretion with respect to the use of the proceeds of this Offering, including discretion to use the proceeds in ways which may not be discussed in this Offering Statement and with which investors may disagree. You will be relying on the sole judgment and discretion of our Management regarding the application of the proceeds of this Offering which may be used for any purpose.

We arbitrarily determined the terms of this Offering

The terms of this Offering as outlined in this Offering Statement bear no relationship to our assets, prospects, net worth, or any recognized criteria of value and should not be considered to be an indication of the actual value of the Company and/or any intended business enterprise or combination thereof or that of our Affiliates. The price or terms of the Securities offered via this Offering Statement has been arbitrarily determined by us. While the proceeds of this Offering are primarily intended to cover the cost and the development of our operations, no assurance is or can be given that any security issued by the Company, if transferable, could be sold for any amount. You should make an independent evaluation of the fairness of the terms of this Offering. There can be no assurance that the price you pay for the Securities described in this Offering Statement is equal to the fair market value thereof.

This Offering Statement contains a very limited discussion of possible tax consequences

This Offering Statement contains very limited discussion as to the possible tax consequences likely to arise from the transaction(s) contemplated. We expressly intend to not advise you as to such matters. You are urged to consult with your own tax advisors.

IRAs, Pension Plans or profit-sharing trusts should exercise caution

When considering an investment in the Company of a portion of the assets of a qualified profit sharing, pension, or other retirement trust, a fiduciary, taking into account the facts and circumstances of such trust, should consider among other things (i) the definition of plan assets under the Employee Retirement Income Security Act of 1974 ("ERISA") and the status of labor regulations regarding the definition of plan assets, (ii) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA, and (iii) whether the investment is prudent, considering the nature of an investment in the Company, and the fact that we do not expect a market to be created in which one can sell or otherwise dispose of our securities, and we have had no substantial history of operations. The prudence of a particular investment must be determined by the responsible fiduciary (usually the trustee or investment officer) with respect to each employee benefit plan taking into account all of the facts and circumstances of the investment.

We will require future capital to continue our operations

We may permit or request significant material additional capital contributions from our Members on a pro rata basis, new investors on terms different from those set forth in this Offering, or from other sources. This may have dilutive effect upon your actual or potential percentage ownership of the Company.

Risks Related to Indebtedness

We might not have sufficient working capital or liquidity to satisfy any repayment obligations. Our business may not be able to generate sufficient cash flow from operations, and we can give no assurance that future borrowings will be available to us in amounts sufficient to enable us to pay any indebtedness as such indebtedness matures, and to fund our other liquidity needs. If this occurs, may need to refinance all or a portion of any indebtedness on or before maturity, and there can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms, or at all. We may need to adopt one or more alternatives, such as reducing or delaying planned expenses and capital expenditures, selling assets, restructuring debt, or obtaining additional equity or debt financing. These alternative strategies may not be affected on satisfactory terms, if at all. Our ability to refinance any indebtedness or obtain additional financing, or to do so on commercially reasonable terms, will depend on, among other things, our financial condition at the time, restrictions in agreements governing our indebtedness, and other factors, including the condition of the financial markets and the markets in which we compete. If we do not generate sufficient cash flow from operations, and additional borrowings, refinancings or proceeds from asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations.

We could incur securities regulatory action

While the Company is newly-formed and has not yet itself previously attempted to raise capital, prior to the date on the cover of this Offering Statement certain of our Affiliates may have conducted one or more private placement offerings of equity and/or debt securities. We believe the placement of such securities were conducted in compliance with existing U.S. federal and state securities laws and exemptions from registration. However, any one or more of such placements of such securities could be found by the SEC and/or one or more state securities regulatory agencies to have not been conducted in accordance with the requirements of available exemptions and/or constitute a single offering of securities, which finding could lead to a disallowance of exemptions from registration. Such could give rise to various legal actions against our Affiliates brought by U.S. federal or state regulatory agencies and/or private litigants. In such event there can be no assurance that such proceedings would be settled in our favor or that such may not adversely affect us.

This Offering is not registered under U.S. federal or state securities laws

This Offering has not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), nor registered under the Securities laws of any state or jurisdiction. We do not intend to register this Offering at any time in the future. Thus, you will not enjoy any benefits that may have been derived from registration and corresponding review by regulatory officials.

You must make your own decision as to subscribing for the Securities described herein with the knowledge that regulatory officials have not commented on the adequacy of the disclosures contained in this Offering Statement or on the fairness of the terms of this Offering.

There are restrictions on transfers

Transferability of the Promissory Notes is restricted so as to maintain control and consistency and to comply with U.S. federal and state securities laws. You will not have the right to withdraw your investment from the Company or to receive a return of all or any portion of your investment. The Promissory Notes offered by way of this Offering Statement have not been registered with the SEC or any government's securities authority and will be restricted and therefore cannot be resold unless they are also registered or unless an exemption from registration is available. Therefore, you should be prepared to hold such securities for at least twelve (12) months or perhaps even an indefinite period of time.

We may be adversely affected by regulatory matters

Our operations may be adversely affected by legislative, regulatory, administrative and enforcement actions at the local, state and national levels (for example, the Securities and Exchange Commission, Federal Trade Commission, state consumer protection agencies, etc.).

There are significant risks associated with loaning funds to us

The Promissory Notes are not without risk. Our ability to pay interest and eventually repay the principal amount borrowed will be dependent upon the performance of our business model which, in large measure, will be dependent upon the expertise of our Management. Investing in the Promissory Notes (debt securities issued by a start-up company) is not the equivalent of investing in a trust deed note secured by real property or a note secured by specific collateral or in a company with a history of paying its debts.

The Promissory Notes may be subordinate to senior lenders and liens

The Promissory Notes may be subordinate to any senior or prior loans or liens. If the Company's revenue is insufficient to service debt secured by prior and/or senior loans or liens, the holders of such prior or senior loans or liens may institute foreclosure proceedings in which case the holders of our Promissory Notes would not receive any proceeds from the sale of pledged Collateral until the prior or senior loan or lien holders are paid in full. There may also be other liens or notices of interest that under some circumstances could also be filed and could hold a senior position to the holders of our Promissory Notes. Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization of the Company (whether in bankruptcy, insolvency, reorganization or receivership proceedings or upon any assignment for the benefit of creditors or any other marshaling of the assets and liabilities of the Company), no payment may be made in respect of the unsecured portion of indebtedness until senior creditors, if any, shall have been paid in full.

Interest payments may not be made prior to pay off or conversion

The terms of the Promissory Notes provide that the Company may defer annual interest payments and/or extend the maturity date. Thus, there is a risk that you may receive no payments of interest until the maturity date or later in the event of multiple deferrals.

The value of the Promissory Notes may be influenced by many unpredictable factors, including fluctuating interest rates

Although no secondary markets for the Promissory Notes exist, the value of the Promissory Notes issued by the Company may fluctuate. Several factors, many of which are beyond our control, will influence the value of such Promissory Notes. We expect the viability of our business model will affect the value of such instruments more than any other fact.

Other factors potentially affecting the value of the Promissory Notes include: (i) supply and demand for our lending and finance-related products and/or services; (ii) time remaining to the maturity of the Promissory Notes; (iii) whether the Company has deferred any payments; (iv) general interest rate environment; (v) economic, financial, political, regulatory, geographical or legal events that affect the Company's business; and/or (vi) and the creditworthiness of the Company.

Risks associated with the Company may adversely affect the value of our Promissory Notes

Because our Promissory Notes will be linked to the overall financial health and stability of the Company and/or our business, any adverse event affecting such stability or operations may adversely affect our ability to repay our indebtedness.

Changes in interest rates are likely to affect the value of our Promissory Notes

We expect that the value of our Promissory Notes will be affected by changes in interest rates. In general, if U.S. interest rates increase we expect that the value of such instruments will decrease.

There will not be an active trading market in our Promissory Notes; Sales in the secondary market may result in significant losses

There will likely never be any secondary market for our Promissory Notes. Our Promissory Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. Our Management and other Affiliates of the Company may engage in limited purchase and resale transactions in the Promissory Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time. If the Promissory Notes are sold to third parties you may have to do so at a substantial discount from the issue price and, as a result, you may suffer a substantial loss of principal or invested capital. It is not anticipated that there will be any market for the resale of our securities. As a result, an investor may be unable to sell or otherwise dispose of their investment in the Company. Moreover, if an investor were able to liquidate their investment, they would likely receive less than the amount of their original investment. Buyers of equity on the secondary market typically expect and receive a substantial discount from the pro rata portion of the fair market value of an entity's assets.

This Offering is being conducted on a best efforts basis

We are offering our Promissory Notes via this Offering Statement on a "best efforts" basis. However, there is no assurance that we will reach our objectives in this Offering. If this Offering does not proceed according to our plans we may not have sufficient working capital to launch and operate our business.

There is a low minimum target offering threshold associated with this Offering

Only a minimal amount of securities need to be subscribed in order for the Offering to proceed (the "Target Offering" or "Minimum Offering"). Thereafter, all accepted funds will become immediately available to the Company to proceed with its objectives. There is the risk that if only nominal amounts are raised through this Offering that only the costs of the Offering will be covered and the Company will not make any material or substantive progress toward its business objectives. Thus initial investors in this Offering will bear a disproportionate share of the risks described in this Offering Statement.

Our financial forecasts are subject to limitations and qualifications

If any financial forecasts are utilized by the Company in connection with this Offering, they have been prepared solely by the Company's Management and are qualified in their entirety by the risk factors set forth in this Offering Statement. Such forecasts, if any, have not been compiled or reviewed by independent accountants and, accordingly, no opinion or other form of assurance is expressed. Because such projections are based on a number of assumptions and are subject to significant material uncertainties and contingencies, many of which are beyond the control of the Company, there can be no assurance that such projections, if any, will be realized as actual results may vary significantly and materially from the results shown. Such projections, if any, should not be regarded as a representation that the projections will be achieved, nor should the projections be relied upon in subscribing for the Securities offered hereby and are qualified in their entirety by the content of this Offering Statement.

We may enter into one or more side letters

The Company on its own behalf or the Manager on behalf of the Company, without the approval of any other Member or any other person, may enter into a "side letter" (see "Select Definitions") to or with one or more Members or other Persons and/or Note holders. Side Letters may materially waive or modify the application of, or grant special or more favorable rights with respect to, any provision of this Offering Statement, the Operating Agreement, a Subscription Agreement, Unit preference or Note provision. Existing or potential investors entering into such arrangements may comprise, for example, individuals, broker-dealers, insurance companies, registered investment companies, private funds, trusts, non-profit organizations and charitable organizations, pension plans, banking or other financial institutions, state or municipal government entities and sovereign wealth funds.

The Company is not limited in its ability to enter into any side letters and will not be obligated to (and does not intend to) disclose the terms of such side letters in the event they exist, including, without limitation, the identity of the parties thereto, to any Member, save where the types of such terms and types of investors are required to be disclosed for regulatory purposes. (See "Material Agreements")

We may be subject to other risks

The foregoing represents our best attempt to identify the various risks you may be exposed to by subscribing to this Offering. This Offering Statement does not purport to be complete and may not adequately cover all activities in which we may become engaged or all the risks the Company will be subject to, either directly or indirectly, as a result of pursuing our objectives. You are encouraged and entitled to ask questions of and receive answers from our Management to assess the merits and risks of the Securities offered hereby.

THE OFFERING

PURPOSE

The purpose of this Offering is to provide the Company with working capital.

ESTIMATED USE OF PROCEEDS

We intend to use the net proceeds received from this Offering for general working capital purposes, including, but not limited to, (i) direct and indirect costs of the development and operating of our business model and related expenses, (ii)) lending funds to CAFI and/or other Affiliates and/or directly to their customers, (iii) legal, accounting, administrative, overhead, salaries, wages, market research, customer validation, etc., and similar or other costs and expenses associated with pursuing the Company's business objectives, and/or (iv) any other purpose. We also may use the proceeds of this offering to cover costs of marketing and raising additional rounds of capital or seeking sources of financing.

Inasmuch as it is impossible to predict exact costs and the expenses necessary to conduct the business of the Company, actual expenditures could vary substantially and materially from the following estimated forecasts:

	If Target Offering Amount Sold	If Maximum Amount Sold*
Total Proceeds:	$1,070	$107,000

---

*May be expanded up to USD $1,070,000 in the Company's sole discretion, and/or up to USD $4,070,000 in the event the Regulation Crowdfunding 12-month maximum aggregate offering cap is increased to USD $5,000,000 by the SEC, in which case the Company's Form C and this Offering Statement will be updated and/or supplemented.

Less: Offering Expenses		
Costs of Capital: Sales Commissions, Finder Fees, Portal Fees, and/or Offering Marketing Allowances	$107	$10,700
Net Proceeds:	<u>$963</u>	<u>$96,300</u>
Use of Net Proceeds		
Working Capital	$963	$96,300
Total Use of Net Proceeds:	<u>$963</u>	<u>$96,300</u>

CLOSING AND DELIVERY OF SECURITIES

The initial Closing of the Offering shall occur upon the earlier to occur of either (a) five (5) days after subscriptions of at least USD $1,070 (the "Target Offering" amount) have been received by the Company, or (b) 30 days after the date on the cover of this Offering Statement (the initial "Closing Date" or initial "Deadline"). The Closing Date and/or Deadline may be extended at any time.

At least 48 hours prior to a Closing Date or Deadline, you will receive a notification via email stating either (a) your subscription has been accepted and will thereafter be electronically recorded in the Company's books and records, or (b) your subscription is being refunded.

After the initial Closing Date or initial Deadline, subsequent Closings may occur on a rolling basis in the Company's sole discretion.

CANCELLATION POLICY

NOTE: You may cancel your investment commitment (subscription) until 48 hours prior to the Deadline identified in these offering materials (see above).

Our intermediary will notify you when the Target Offering amount has been met.

If we reach the Target Offering amount prior to the Deadline identified in the offering materials (see above), we may close the offering early if we provide notice about the new Offering Deadline at least five (5) business days prior to such new Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of your investment commitment).

If you do not cancel your investment commitment (subscription) before the 48-hour period prior to the Offering Deadline, the funds will be released to the Company upon Closing of the Offering and you will receive securities in exchange for your investment.

If you do not reconfirm your investment commitment (subscription) after a material change is made to the Offering, your investment commitment (subscription) will be cancelled and your committed funds will be returned.


OWNERSHIP AND CAPITAL STRUCTURE


THE OFFERING

The terms of the Securities being offered are described as follows:

- Promissory Notes: The Promissory Notes represent debt obligations of the Company and accrue simple non-compounded interest per annum at the stated interest rate. The key features of the Promissory Notes are:

- o Interest Rate: 10% per annum.

- o Payment Terms: Under the terms of the Promissory Notes, payments of interest shall be paid annually (unless deferred) in cash. Interest may be paid from a sinking fund, invested principal, and/or from any other source. Unless converted, the Company may repay part or all of the indebtedness associated with one or more Promissory Notes without any pre-payment penalty in its sole discretion.

- o Term and Maturity: 2 years, with optional 1 year extension, at which time all principal and accrued interest shall be due and payable in full.

- o Seniority: *Pari passu* (on equal footing with all other Note holders with equivalent terms).

MODIFICATIONS OF OFFERING TERMS

The terms of the securities being offered may be modified through one or more Side Letters. A "Side Letter" is any informal written agreement or letter of understanding entered into by the Company with one or more Members or other Persons which may materially obligate the Company and/or modify the terms of this Offering, a Member's Subscription Agreement, Units, Notes, and/or rights and obligations under the Operating Agreement, or entitle such Member or other Person to rights and/or preferences which may be materially different than the terms contemplated by this Offering Statement.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securities are transferred:
(1) to the Issuer (the Company);
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF THE ISSUER'S SECURITIES

- Promissory Notes: The Promissory Notes represent debt obligations of the Company and accrue simple non-compounded interest per annum at the stated interest rate. The key features of the Promissory Notes are:

- o Interest Rate: 10% per annum.

- o Payment Terms: Under the terms of the Promissory Notes, payments of interest shall be paid annually (unless deferred) in cash. Interest may be paid from a sinking fund, invested principal, and/or from any other source. Unless converted, the Company may repay part or all of the indebtedness associated with one or more Promissory Notes without any pre-payment penalty in its sole discretion.

o Term and Maturity: 2 years, with optional 1 year extension, at which time all principal and accrued interest shall be due and payable in full.

o Seniority: *Pari passu* (on equal footing with all other Note holders with equivalent terms).

Additionally, the Company has the right to enter into loan agreements and/or promissory notes, either secured or unsecured, that may have priority rights over the Notes issued to Note subscribers under this Offering.

VALUATION

The Offering price for the securities offered pursuant to the Company's Form C and Offering Statement has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

The value of our Notes is likely based on the principal of the Note and no other valuation methodology. The return on investment for each Note is based on the creditworthiness of the Company and its ability to repay which is materially dependent upon successful execution of our business plan as well as other various market factors outside of the Company's control. The value of the Notes do not bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

RISKS RELATED TO MINORITY OWNERSHIP IN THE COMPANY

Promissory Notes:

If you purchase a Promissory Note from the Company you will hold no ownership or equity position in the Company and you will not have any voting rights. Thus, you will have no ability to control or influence the governance and operations of the Company. The marketability and value of the Note will depend upon many factors outside your control and the Company's control. managers and officers (our "Management"). The Company will be governed in accordance with the strategic direction and decision-making of our Management. As a holder of one or more Notes, you will have no independent individual or collective right to name or remove an officer or member of the Management of the Company. Following your investment in one or more of the Company's Notes, the Company may sell additional debt securities or borrow funds from other lenders some or all of which may have better repayment terms, may be secured by specific collateral and/or may have senior rights to those associated with your Note. Your Note may be subordinate to the rights of such other lenders. The amount of additional financing needed by the Company, if any, will depend upon the maturity and successful execution of the Company's business plan.

RISKS RELATED TO CORPORATE ACTIONS, ISSUANCES OF ADDITIONAL SECURITIES, SALE OF THE COMPANY OR ITS ASSETS, ETC.

Promissory Notes:

- Additional issuances of securities. Following your subscription of a Company Note, the Company may borrow funds from other lenders or sell notes to additional investors, some of which may have senior rights to those of your Note. In such events you may have the opportunity to loan additional funds to the Company, but such an opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or your inability to loan the Company additional funds, or the lack of an opportunity to make such a follow-on investment, may result in the dilution of your potential interest in the Company in the event your Promissory Note is converted to Units. Also, if your Note is converted to Units, you will be subject to the risks associated with Units as described elsewhere in this Offering Statement.

- Company Repayment of Notes. The Company may repay the principal and accrued interest associated with your Note at any time. In such an event you would lose any additional payments or additional accruals of interest you may have anticipated receiving by holding the Note for a longer period of time.

- <u>Sale of the Company or of its assets</u>. In the event the Company is sold, or in the event all or substantially all of the Company's assets are sold, the Note would likely either be assumed by the buyer or repaid at closing.

- <u>Transactions with related parties</u>. You should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Management of the Company will be guided by their good faith judgement as to the Company's best interests together with the purposes and objectives of the Company including its obligations to other parties, some or all of whom may be Affiliates. Our Management is not independent and may take actions which may be viewed as adverse to your desires, objectives, or interests. Also, the Company may engage in transactions with Affiliates, subsidiaries or other related parties, which may be on terms which are not arms-length but will endeavor to be generally consistent with the duties of managers of a business enterprise to its equity holders. By acquiring a Note, you acknowledge the existence of any such actual or potential conflicts of interest and waive any claim with respect to any liability arising from the existence of any such conflict of interest.

MATERIAL TERMS OF THE COMPANY'S INDEBTEDNESS

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
ABR Capital Funding, Inc. (1)	$10,000	0.00%	See Footnote 1	See Footnote 1

<u>Footnotes to table</u>:
(1) ABR Capital Funding, Inc., an Affiliate of our Management, has agreed to defer repayment of this loan from the proceeds of this Offering. (See "Management" and "Risk Factors").

OTHER EXEMPT OFFERINGS CONDUCTED BY THE COMPANY IN THE PAST THREE YEARS

While the Company is newly-formed and has not yet itself previously attempted to raise capital, prior to the date on the cover of this Offering Statement certain of our Affiliates may have conducted one or more private placement offerings of equity and/or debt securities. We believe the placement of such securities were conducted in compliance with existing U.S. federal and state securities laws and exemptions from registration. However, any one or more of such placements of such securities could be found by the SEC and/or one or more state securities regulatory agencies to have not been conducted in accordance with the requirements of available exemptions and/or constitute a single offering of securities, which finding could lead to a disallowance of exemptions from registration. Such could give rise to various legal actions against our Affiliates brought by U.S. federal or state regulatory agencies and/or private litigants. In such event there can be no assurance that such proceedings would be settled in our favor or that such may not adversely affect us.

RELATED-PARTY TRANSACTIONS

Transactions between the Company and Affiliates, including individuals or entities related to our Management, can cause conflicts of interest to arise. Such related parties have interests that may differ in certain respects from our interests and those of yours. You should recognize that relationships and transactions of the kinds described below involve inherent conflicts between your interests and/or that of the Company and those of the parties related to our principals, and that the risk exists that we will not always resolve such conflicts in a manner that favors you or us. In addition, other transactions or dealings may arise in the future that could cause conflicts of interest. In our name or through our affiliated entities, and in connection with the operation of our various business activities, we have entered into or are otherwise party to contracts or transactions with related parties. To review copies of any such contracts or agreements, please contact us.

FINANCIAL CONDITION OF THE COMPANY

OPERATING HISTORY

The Company is newly formed and does not have an operating history. We are dependent upon the proceeds of this Offering and/or other offerings or capital sources to commence operations.

DESCRIPTION OF FINANCIAL CONDITION OF THE COMPANY

You should read our financial statements and the related notes and other financial information included the Exhibit section of this Offering Statement. You also should review the "Business and Anticipated Business Plan" and "Risk Factors" sections of this Offering Statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by any forward-looking statements contained in this Offering Statement.

FINANCIAL INFORMATION

Our Management has prepared un-audited, un-reviewed financial statements for the Company through October 14, 2020. We believe such statements are materially correct. Such statements are included in the Exhibit section of this Offering Statement. In the event audited financial statements become available, this Offering Statement shall be amended and/or supplemented accordingly.

OTHER MATERIAL INFORMATION

SOURCES OF INFORMATION

This Offering Statement contains summaries of and references to certain documents which are believed to be accurate and reliable. Complete information concerning these documents is available for your inspection or your duly authorized financial consultants and advisors. All documents relating to the Company, our objectives and our current activities will be made available to you or your representatives at our offices by appointment. In some cases, a confidentiality agreement must be signed. Our Management is available by telephone or by appointment to provide answers to questions concerning our current plans. NO REPRESENTATIVE HAS BEEN AUTHORIZED TO GIVE YOU ANY INFORMATION OTHER THAN THAT SET FORTH IN THIS OFFERING STATEMENT.

REPRESENTATIONS

This Offering Statement has been prepared to provide you with information concerning the risk factors, terms and proposed activities of the Company and to help you make an informed decision before subscribing for the Promissory Notes. However, neither the delivery of this Offering Statement to you nor any transaction made hereunder shall create any implication that there has been no change in our affairs since the date on the cover of this Offering Statement. Also, there are terms used throughout this Offering Statement which may be unfamiliar to some readers. Please refer to the definitions at the end of this Offering Statement.

Any clerical mistakes or errors in this Offering Statement are ministerial in nature and are not a material factual misrepresentation or a material omission of fact.

The Company has not retained independent counsel for prospective investors in this Offering. Attorneys assisting in the preparation of this Offering Statement represent only the Company and do not represent any individual Member, officer, manager, manager, investor, note Holder, or prospective investor.

This Offering Statement does not constitute an offer or solicitation to anyone in any state or jurisdiction in which such an offer or solicitation is not authorized. Any reproduction or distribution of this Offering Statement in whole or in part or the divulgence of any of its contents without our prior written consent is strictly prohibited. By accepting delivery hereof, you agree to return this Offering Statement and all associated documents to the Company to the address on the cover unless you subscribe for the Promissory Notes.

We reserve the right to withdraw this Offering in our sole discretion for any or no reason.

The Company's securities described in this Offering Statement are offered in reliance upon an exemption from registration under the U.S. Securities Act of 1933, as amended, and other applicable U.S. federal and state law exemptions. Accordingly, the Promissory Notes are deemed "restricted securities" as such term is defined under U.S. federal and state securities laws, and cannot be subsequently sold or transferred without registration or reliance, to the satisfaction of counsel for the Company, that an exemption from registration is available. You should be aware that no market for the Promissory Notes presently exists and there can be no assurance that a market will ever materialize.

We are not registered as an "investment company" as such term is defined under the Investment Company Act of 1940, as amended. To the extent such statute applies to us, if at all, we are relying upon exemptions available to companies under Section 3(c)(1) of the Investment Company Act of 1940, as amended, and other applicable U.S. federal and state law exemptions.

We are not currently subject to ongoing information disclosure requirements of the Securities and Exchange Act of 1934, as amended, and most likely will not be subject to such requirements after the completion of this Offering. Accordingly, we are not required to provide annual reports. However, we plan to keep investors apprised of the Company's activities and progress from time to time.

This Offering Statement does not purport to be complete. Throughout this Offering Statement reference is made to certain information not contained in this document. If you wish to read the referenced material, we will attempt to provide it for you so long as procuring such information is not unduly expensive or burdensome. Please call us at our main telephone number (see cover page) to inquire about referenced information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Offering Statement may contain forward-looking statements. Such statements include, in particular, statements about our plans, strategies and prospects. You can generally identify forward-looking statements by our use of forward-looking terminology such as "may", "will", expect", "intend", "anticipate", "estimate", "believe", "continue", or other similar words. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, you should not rely upon our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. These forward-looking statements are subject to various risks and uncertainties, including, but not limited to, those discussed above under "Risk Factors", that could cause our actual results to differ materially from those projected in any forward-looking statement we make. We do not anticipate to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPETITION

The market for project-based finance and capital funding highly competitive, fragmented and rapidly changing.

DESCRIPTION OF PROPERTY

We currently utilize office space of our Affiliate, ABR Capital Funding, Inc., located in El Paso, Texas, USA.

MATERIAL AGREEMENTS

The Company has entered into, will enter into, and/or is otherwise a party to various material contracts with Affiliates and/or third parties. We will make copies of all such contracts available to you for inspection at our corporate offices in El Paso, Texas, at normal business hours or via electronic file sharing upon reasonable request. In some cases, some agreements may be redacted or withheld. We may also require you to enter into a confidentiality agreement as a condition. Also, subsequent to the date of this Offering Statement, we may enter into one or more side letters with Members. "Side letters" mean any informal written agreement or letter of understanding entered into by the Company with one or more Members or other Persons which may materially obligate the Company and/or modify the terms of this Offering, a Member's Subscription Agreement, Units, Notes, and/or rights and obligations under the Operating Agreement, or entitle such Member or other Person to rights and/or preferences which may be materially different than the terms contemplated by this Offering Statement. The Company is under no obligation to supplement this Offering Statement with a description of any future side letters to which it may become a party. As of the date of this Offering Statement, to our knowledge we are not a party to any side letters.

COMPENSATION

Our Management and/or their Affiliates will be paid in connection with their management and administration of Company affairs. Such persons are also eligible for reimbursement for general and administrative costs and expenses, including, but not limited to, travel, legal, accounting, overhead, due diligence, market research, and pre-acquisition research costs and other expenses in connection with the pursuit of the Company's objectives (See "Estimated Use of Proceeds"). Such persons may receive salaries and equity or other forms of compensation out of the proceeds of this Offering or from our revenue, capital, or other Company assets for services performed on behalf of the Company. Such services may include, but are not limited to, legal, accounting, marketing, overhead, investor relations, communications, administrative support, etc. Such compensation terms may not have been negotiated at arms-length. See "Conflicts of Interest". Other substantial and material compensation terms may be negotiated with Management, other persons, advisors, consultants, new hires, etc., subsequent to the date on the cover of this Offering Statement (See "Conflicts of Interest"). For updated compensation terms of our Management, please contact us.

CONFLICTS OF INTEREST

Our Management may act in a similar capacity for other unaffiliated concerns. Our Management's capability to satisfy its obligations to the Company could be adversely affected by such other involvements. Certain services to be provided to the Company, such as legal, accounting, engineering, analysis, consulting, marketing, and technical services may be performed by Affiliates or related parties of the Company's Management. While such services will be performed at rates believed to be comparable to rates charged by other independent non-affiliated concerns for similar services, there can be no assurance of this. Also, there is the likelihood that if our anticipated activities are not ultimately profitable, that such Affiliates or related parties may still realize profits even though you do not realize the same such profit. Conflicts of interest may arise for our Management, consultants, Affiliates, and others associated with the Company by way of contract. Such individuals, either directly or indirectly, may provide like services to other concerns. In addition, certain consultants, advisors, and members of our key personnel, Management, and their Affiliates are presently engaged in other companies or ventures.

Each of our Management team may be engaged in other business endeavors, may commit themselves to other entities, and are not obligated to contribute any specific number of hours per week to the Company's affairs. For example, our Management are actively involved in other affiliated and non-affiliated start-up business concerns, some of which operate out of the same office space utilized by the Company. If the other business affairs of our Management require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to the affairs of the Company, which could have a negative impact on our ability to operate efficiently.

In addition, our Management may become affiliated with other entities engaged in social impact work or lending and finance-related businesses. Additionally, our Management may become aware of business opportunities which may be appropriate for presentation to the Company as well as the other entities with which they are or may be affiliated. Due to their existing affiliations, our Management may have fiduciary obligations to present potential business opportunities to those entities before presenting them to us, which could cause additional conflicts of interest. We cannot assure you that these conflicts will be resolved in our favor.

Also, certain personnel may have personal or family relationships with each other. Such non-business relationships could give rise to issues not otherwise present.

Our Management will be indemnified by the Company and authorized to obtain D&O (directors and officers) liability insurance paid for by the Company.

All of these activities and factors may result in conflicts of interest.

CERTAIN U.S. INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE HEREBY NOTIFIED THAT (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS OFFERING STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON INVESTORS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY OUR COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

IF YOU ARE CONSIDERING SUBSCRIBING FOR THIS OFFERING, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR SECURITIES, AS WELL AS ANY CONSEQUENCES TO YOU ARISING UNDER STATE, LOCAL, AND NON-U.S. TAX LAWS.

PROSPECTIVE INVESTORS SHOULD ONLY CONSIDER AN INVESTMENT IN OUR COMPANY BASED ON REASONS INDEPENDENT OF THE TAX CONSEQUENCES OF SUCH INVESTMENT. TAX ADVANTAGES (I.E., DEDUCTIONS AND LOSSES) ARE NOT A SIGNIFICANT OR INTENDED FEATURE OF AN INVESTMENT IN OUR COMPANY.

We are a limited liability company that has elected to be treated as a partnership for tax purposes. Neither we nor our Management, advisors, lawyers, accountants, or other representatives make any representation or otherwise provide any tax advice concerning acquiring our securities. By acquiring our securities, you represent and warrant that you have consulted your own tax advisor concerning our securities and you are not relying upon us or any of the other persons listed in this paragraph, above.

LEGAL PROCEEDINGS

As of the date of this Offering Statement, we are not a party to any litigation. The Company and/or its Affiliates may be or become parties to litigation in the normal course of business or may be or become subject to government investigations or administrative proceedings from time to time. For example, the Company's Affiliate, ABR Capital Funding, Inc., is currently cooperating with an inquiry being conducted by the Texas State Securities Board. Details regarding such may be made available upon request. In any event, we do not believe that such matter will have a material adverse effect on our business, financial condition or results of operations. We are presently unaware of any other active material legal proceedings, regulatory or otherwise, against the Company or its Affiliates that may have a material impact on our prospective activities.

ONGOING REPORTING

The Company will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding in the event:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act");

(2) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, the annual reports required pursuant to Regulation Crowdfunding for at least the three most recent years and has total assets that do not exceed USD $10,000,000;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

The Company's filings and reports pursuant to Regulation Crowdfunding may be viewed online at www.sec.gov.

If you or your advisors would like additional information regarding the Company or our objectives, please contact us:

ABR First Capital LLC
6044 Gateway East, Suite 544
El Paso, Texas 79905 USA
Telephone: 833.845.4644
E-mail: fmb@investabr.com

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT A

FORM OF PROMISSORY NOTE

ABR First Capital LLC
6044 Gateway East, Suite 544
El Paso, Texas 79905 USA
Telephone: 833.845.4644
E-mail: fmb@investabr.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete
Offering Statement, including all Exhibits.

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT AND ANY APPLICABLE STATE SECURITIES LAW OR PURSUANT TO RULE 144 OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

Principal Sum: USD $_____.00   Effective Date: _____ _____, 20____

ABR First Capital LLC

PROMISSORY NOTE

FOR VALUE RECEIVED, ABR First Capital LLC, a Texas limited liability company, (the "Company") promises to pay to _____ (the "Holder"), the principal sum of USD $_____.00 together with all accrued and unpaid interest thereon as set forth below in this Promissory Note (this "Note"). The Holder and the Company are referred to collectively as the "Parties" and each as a "Party".

1.   Principal and Interest. Interest on the unpaid principal balance of this Note shall accrue at the following non-compounded rate of 10% per annum commencing on the Effective Date hereof (i.e., the date Holder's funds are received by the Company), and shall be payable annually (unless deferred as provided below) on the anniversary date during the three (3) year term of this Note. If not sooner paid or converted as provided below, the entire unpaid balance of principal and all accrued and unpaid interest shall be due and payable on the three (3) year anniversary of the Effective Date of this Note (the "Maturity Date"). The Company may pay any amounts due under this Note at any time and from any source (for example, sinking fund, capital reserves, sale of additional securities, revenues, etc.).

2.   Seniority and Subordination. With respect to any claim the Holder of this Note may have on Company assets, such claims shall be, except against creditors with perfected security interests in specific Company assets, *pari passu* (on equal footing) with all other Note holders with equivalent terms.

3.   Payment. All payments of interest and principal shall be in lawful money of the United States of America. All payments shall be applied first to costs of collection, if any, then to accrued and unpaid interest, and thereafter to principal. Payment of principal and interest hereunder shall be made by check delivered to the Holder at the address furnished to the Company for that purpose.

4.   Prepayment by the Company. The Company may, in its sole and absolute discretion, pay without penalty all or any portion of the outstanding balance along with any accrued but unpaid interest on this Note at any time upon ten (10) days prior written notice to the Holder; provided however, that the Holder may elect to convert pursuant to the terms set forth in Section 2 prior to any such prepayment by giving the Company at least five (5) days written notice prior to the date on which the Company intended to make any such prepayment.

5.   Collateral. This Note represents a general claim against the Company's aggregate assets and not against any particular asset subject to the terms hereof and subordinate to any senior claims thereto.

6.   Default. If any of the events specified below shall occur (each, an "Event of Default"), the Holder of this Note may, so long as such condition exists, declare the entire principal amount and unpaid accrued interest hereon immediately due and payable, by notice in writing to the Company:

        (a)   Failure to Pay. Subject to Section 1 of this Note, the Company's failure to make any payment due and payable under the terms of this Note, and such payment shall not have been made within ten (10) days of Company's receipt of the Holder's written notice to Company of such failure to pay.

        (b)   Voluntary Bankruptcy. If the Company files any petition, proceeding, case or action for relief under any bankruptcy, reorganization, insolvency or moratorium law, rule, regulation, statute or ordinance (collectively, "Laws and Rules"), or any other Law and Rule for the relief of, or related to, debtors.

        (c)   Involuntary Bankruptcy. If any involuntary petition is filed under any bankruptcy or similar Law or Rule against the Company, or a receiver, trustee, liquidator, assignee, custodian, sequestrator or other similar official is appointed to take possession of any of the assets or properties of the Company or any guarantor.

        (d)   Governmental Action. If any governmental or regulatory authority initiates litigation that will materially affect the Company's financial condition, operations or ability to pay or perform the Company's obligations under this Note.

        7.   No Rights or Liabilities as a Member. This Note does not entitle the Holder to any voting rights or other rights as a Member of the Company. In the absence of conversion of this Note, no provisions of this Note, and no enumeration herein of the rights or privileges of the Holder, shall cause the Holder to be a Member of the Company for any purpose.

        8.   Governing Law. The terms of this Note shall be construed in accordance with the laws of the State of Texas as applied to contracts entered into by Texas residents within the State of Texas which contracts are to be performed entirely within the State of Texas.

        9.   Binding Effect. This Note shall be binding on the Parties and their respective heirs, successors, and assigns.

        10.   Attorneys' Fees. If any action at law or in equity is necessary to enforce this Note or to collect payment under this Note, the Holder shall pay their own attorneys' fees related to such enforcement or collection actions.

        11.   Amendments and Waivers. Except with respect to an amendment pursuant to Section 6, no provision of this Note may be amended or waived except with the written consent of the Company and the holders of at least a majority of the aggregate principal amount of the Notes. In addition, the Holder agrees that this Note may be amended with the written consent of the holders of at least a majority of the aggregate principal amount of the Notes and such amendments shall be binding on the Holder in all respects.

        12.   Notices. All notices and other communications required or permitted hereunder shall be in writing, shall be effective when given, and shall in any event be deemed to be given upon receipt or, if earlier, (a) five (5) days after deposit with the U.S. Postal Service or other applicable postal service, if delivered by first class mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid or (d) one business day after the business day of facsimile transmission, if delivered by facsimile transmission with copy by first class mail, postage prepaid, and shall be addressed (i) if to the Holder, at the Holder's mailing or e-mail address as set forth on the their Suitability Questionnaire, which is incorporated herein by reference, or such other subsequent alternative address provided by Holder to the Company in writing, and (ii) if to the Company, at the address of its principal corporate offices or at such other address as a party may designate by ten (10) days advance written notice to the other party pursuant to the provisions above.

* * * * *

IN WITNESS WHEREOF, the Company (borrower) has executed this Note as of the Effective Date set forth above.

ABR First Capital LLC
a Texas limited liability company

By: _____

Name: _____   Title: _____

EXHIBIT B

FINANCIAL STATEMENTS

ABR First Capital LLC
6044 Gateway East, Suite 544
El Paso, Texas 79905 USA
Telephone: 833.845.4644
E-mail: fmb@investabr.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering
Statement, including all Exhibits.

ABR First Capital, LLC

BALANCE SHEET
October 14, 2020

ASSETS

CURRENT ASSETS

Cash:	10,000.00
Accounts Receivable:	0.00
Inventory:	0.00
Prepaid Expenses:	19,600.00
Notes Receivable:	0.00
Other Current Assets:	0.00
TOTAL CURRENT ASSETS:	**29,600.00**

FIXED ASSETS

Building:	0.00
Furniture and Fixtures:	3,500.00
Accumulated Furniture and Fixture Depreciation:	0.00
Other Fixed Assets:	0.00
NET FIXED ASSETS:	**3,500.00**
TOTAL ASSETS:	**33,100.00**

LIABILITIES & EQUITY

CURRENT LIABILITIES

Accounts Payable:	0.00
Interest Payable:	0.00
Short-Term Notes:	0.00
Current Portion of Long-Term Debt:	0.00
TOTAL CURRENT LIABILITIES:	**0.00**

LONG-TERM LIABILITY

Mortgage:	0.00
Other Long-Term Liabilities:	0.00
TOTAL LONG-TERM LIABILITIES:	**0.00**

OWNER'S EQUITY

Paid-In Capital:	33,100.00
Net Income:	0.00
TOTAL EQUITY:	**33,100.00**
TOTAL LIABILITIES & EQUITY:	**33,100.00**

EXHIBIT C

SUBSCRIPTION AGREEMENT

ABR First Capital LLC
6044 Gateway East, Suite 544
El Paso, Texas 79905 USA
Telephone: 833.845.4644
E-mail: fmb@investabr.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering
Statement, including all Exhibits.

SUBSCRIPTION AGREEMENT

TO: ABR First Capital LLC
        6044 Gateway East, Suite 544
        El Paso, Texas 79905 USA
        Telephone: 833.845.4644
        E-mail: fmb@investabr.com

FROM: _____
        Full legal name(s) of Subscriber(s)

Ladies and Gentlemen:

The undersigned ("I", "me", "my", "mine", "Investor" or "Subscriber") hereby subscribes for the Company's Promissory Note in the amount of USD $_____ in accordance with the terms of the ABR First Capital LLC (the "Company") Offering Statement dated October 15, 2020, as may be amended and supplemented from time to time (the "Offering Statement"), which Offering Statement is incorporated into this Subscription Agreement by reference as if fully set forth.

I understand this Offering is being made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to Regulation Crowdfunding promulgated by the U.S. Securities and Exchange Commission (the "SEC" or "Commission") as authorized under Title III of the Jumpstart Our Business Startups Act of 2012, as amended (the "JOBS Act").

To induce your acceptance of my subscription for the Company's above-referenced securities, I hereby make the following representations:

I have received the Offering Statement and have had ample time and opportunity to review any documents and information incorporated by reference therein as well as the opportunity to ask questions of, and receive answers from, the Company, its authorized representatives, and Management.

I am aware of the high degree of risk of investing in the Company both generally and as more particularly described in the "Risk Factors" portion of the Offering Statement. I understand that I may lose my entire investment.

I understand that I may not have the opportunity to independently evaluate investments and/or enterprises selected by the Company for acquisition or investment.

I am financially capable of bearing the possible loss of my entire investment and do not have a foreseeable need for the funds I am using. I (or my representatives) have such knowledge and experience regarding investing and/or financial and business matters sufficient to evaluate the merits and risks of this investment.

I understand that the Company's securities have not been registered under the Act or any applicable securities laws of applicable jurisdictions, and that no market exists for the Company's securities. I understand that, if my subscription for the Company's securities is accepted by the Company and the Company's securities are sold to me, I cannot sell or otherwise dispose of the Company's securities unless they are registered or exempt under the Act and applicable securities laws of applicable jurisdictions. Consequently, I understand that I must bear the economic risk of the investment for at least 6 to 12 months pursuant to Rule 144 of the Act or possibly for an indefinite period of time.

I understand that the Company has no obligation to register the Company's securities and there is no assurance that the Company's securities will be registered. I understand that the Company will restrict the transfer of Company's securities in accordance with the foregoing representations. I understand that these securities are being bought through a non-registered, exempt offering.

All the information I have provided to the Company, either in questionnaires or otherwise, is truthful and complete to the best of my knowledge and should any of the information materially change I will immediately provide the Company with updated information. I also hereby consent to exclusively receive information or other communications from the Company at my e-mail address as set forth in my Suitability Questionnaire and to promptly notify the Company if it changes.

If my subscription is accepted, I understand that Company's Securities will be issued to me and the Company will be able to immediately utilize my funds as described in the Offering Statement. I understand since there is a relatively low "Target Offering" or minimum offering threshold requirement, that if I am one of the initial investors in the Company that I will bear a disproportionate share of the risks described in the "Risk Factors" section of the Offering Statement which Offering Statement is incorporated herein by reference.

If I become a Holder of one or more of the Company's Promissory Notes, I understand that (1) the Company's obligation to pay interest may be deferred in accordance with the terms thereof, and (2) there is a possibility that if the Company does not perform well that principal and interest may not be repaid.

I understand that this Subscription Agreement shall become binding upon the Company only when or if accepted, in writing, by the Company. If my subscription is rejected, I understand that the funds I have submitted will be returned to me without interest or deduction. I also understand that the Company may reject my subscription for any or no reason or may compulsorily redeem Company's securities at any time for any reason.

I am the only party in interest with respect to this Subscription Agreement and am acquiring the Company's securities for investment for my own account for long-term investment only, and not with the intent to resell, fractionalize, divide or redistribute all or any part of the Company's securities to any other person. If an individual, I am at least 21 years of age.

By signing below, I shall be deemed to have executed this Subscription Agreement and accept all the terms and risks as set forth in the Offering Statement, which is incorporated by reference as if fully set forth herein, and to have subscribed to and affirmed the veracity of the foregoing statements.

X_____   X_____
Authorized Signature   Second Authorized Signature (if applicable)

_____   _____
Print Name   Print Name

_____   _____
Date   Date

_____   _____
Title (if applicable)   Title (if applicable)

_____   _____
Name of Entity (if applicable)   Name of Entity (if applicable)

SUBSCRIPTION ACCEPTANCE:

ABR First Capital LLC
a Texas limited liability company

By: _____   Acceptance Date: _____

Name: _____   Title: _____